# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Resolute Holdings Management, Inc., CIK 0002039497
CUSIP: 76134H101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0000950142-26-002274
Filed by CIK 0002056592
Persons authorized to receive notices and communications: Thomas R. Knott, Tungsten ManCo Holder LLC, 445 Park Avenue, Suite 5B, New York, New York (NY), 10022, 212-256-8405

## Reporting persons
- Tungsten ManCo Holder LLC (CIK 0002056592): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (52.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of November 3, 2026.
- Tungsten 2024 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,180,864; sole dispositive power 0; shared dispositive power 4,180,864; aggregate amount beneficially owned 4,180,864 (53.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of November 3, 2026.
- Thomas R. Knott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (52.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of November 3, 2026.
- C 323 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (52.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of November 3, 2026.
- John D. Cote: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 126,916; shared voting power 4,181,416; sole dispositive power 126,916; shared dispositive power 4,181,416; aggregate amount beneficially owned 4,308,332 (55.1% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of November 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Resolute Holdings Management, Inc.
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Resolute Holdings Management, Inc., a Nevada corporation (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on March 7, 2025 (the "Initial Statement" and, as amended by those certain Amendment No. 1 filed on March 19, 2025, Amendment No. 2 filed on August 6, 2026 and this Amendment No. 3, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

This Amendment No. 3 is being filed to reflect certain ministerial changes, including entity name changes, and not to reflect the acquisition or disposition of any shares of Common Stock by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: See Row (1) of each Reporting Person's cover page.
Residence or business address: The principal business office of the Reporting Persons is 445 Park Avenue, Suite 5B, New York, NY 10022.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as specified in Annex A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated to read in its entirety as found in Annex A.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated to read in its entirety as found in Annex A.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Tungsten ManCo Holder LLC: /s/ John D. Cote, John D. Cote, Manager, Tungsten 2024 LLC, managing member of Tungsten ManCo Holder LLC (11/06/2026)
- Tungsten 2024 LLC: /s/ John D. Cote, John D. Cote, Manager (11/06/2026)
- Thomas R. Knott: /s/ Thomas R. Knott, Thomas R. Knott (11/06/2026)
- C 323 Holdings, LLC: /s/ Thomas R. Knott, Thomas R. Knott, Manager (11/06/2026)
- John D. Cote: /s/ John D. Cote, John D. Cote (11/06/2026)